American Growth Fund, Inc.
1917 Market Street
Denver, CO 80202
800-525-2406
303-626-0600
303-626-0614 Fax


December 29, 2010


Ed Bartz
Securities and Exchange Commission


Re: Proposed effective date of the Form N-1A Post-Effective Amendment Creating American Growth Fund Series Two filed December 23, 2010


Dear Mr. Bartz:

As requested, please consider this letter as notice to change the proposed effective date on the cover page of the American Growth Fund Series Two Form 485a Post-Effective Amendment filing made December 23, 2010 pursuant to paragraph (a)(1) to being effective 75 days after filing pursuant to paragraph (a)(2).





/s/ Michael L. Gaughan
Michael L. Gaughan
Corporate Secretary
American Growth Fund, Inc.





/s/ Timothy E. Taggart
Timothy E. Taggart
Executive Vice President
World Capital Brokerage, Inc.